Exhibit 99.2

Liminal BioSciences Inc.

Notice of Change in Corporate Structure

pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1	Names of the parties to the transaction

Liminal BioSciences Inc. (“Liminal BioSciences”)

Structured Alpha LP (the “Purchaser”).

Item 2	Description of the transaction

On September 26, 2023, pursuant to an arrangement agreement dated July 11, 2023 between Liminal BioSciences and the Purchaser, a limited partnership managed by its general partner, Thomvest Asset Management Ltd., Liminal BioSciences completed a court-approved statutory plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”) whereby the Purchaser acquired all of the issued and outstanding common shares of Liminal BioSciences (the “Common Shares”) not already owned by SALP or its affiliates and associates (the “Minority Shares”) at a price of US$8.50 in cash per Minority Share.

The Arrangement was previously approved by Liminal BioSciences’ shareholders at a special meeting of shareholders held on September 15, 2023 (the “Meeting”). The Ontario Superior Court of Justice issued a final order approving the Arrangement on September 19, 2023.

As a result of the completion of the Arrangement, Liminal BioSciences became a wholly-owned subsidiary of the Purchaser and the Common Shares will no longer be listed on the Nasdaq Global Market.

Item 3	Effective date of the transaction

The effective date of the Arrangement is September 26, 2023.

Item 4	Names of each party that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity.

Liminal BioSciences is in the process of applying to all applicable Canadian securities regulatory authorities to cease to be a reporting issuer under applicable Canadian securities laws on September 26, 2023. Liminal BioSciences will also file a certification and notice on Form 15 with the U.S. Securities and Exchange Commission to suspend its reporting obligations under U.S. securities laws.

Item 5	Date of the reporting issuer’s first financial year-end after the transaction

Not applicable.

Item 6	The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction

Not applicable.

Item 7	Documents filed under NI 51-102 that described the transaction and where those documents can be found in electronic format

(a) A news release announcing the entering into of the arrangement agreement dated July 11, 2023 (the “Arrangement Agreement”) between Liminal BioSciences and the Purchaser was filed on SEDAR on July 12, 2023.

(b) The Arrangement Agreement was filed on SEDAR on July 12, 2023.

(c) A material change report with respect to the Arrangement was filed on SEDAR on July 12, 2023.

(d) The notice of special meeting and management information circular, letter of transmittal and proxy-related materials (the “Meeting Materials”) with respect to the special meeting of shareholders of Liminal BioSciences (the “Meeting”) were filed on SEDAR+ on August 16, 2023 (the “Management Information Circular”).

(e) A supplement to the Management Information Circular was filed on SEDAR+ on September 12, 2023 (the “Supplement”).

(f) A news release announcing the mailing of the Meeting Materials to Liminal BioSciences shareholders was filed on SEDAR+ on August 16, 2023.

(g) A news release announcing the mailing of the Supplement to Liminal BioSciences shareholder was filed on SEDAR+ on September 12, 2023.

(h) A news release announcing shareholder approval of the Arrangement at the Meeting was filed on SEDAR+ on September 15, 2023.

(i) A news release announcing the completion of the Arrangement was filed on SEDAR+ on September 26, 2023.

Dated:	September 26, 2023.